Verizon South Inc.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)	Nine Months Ended September 30, 2003

Income before provision for income taxes and cumulative effect of change in accounting principle	$102.5
Interest expense	48.4
Portion of rent expense representing interest	13.7
Amortization of capitalized interest	.2

Earnings, as adjusted	$164.8

Fixed charges:
Interest expense	$48.4
Portion of rent expense representing interest	13.7
Capitalized interest	.2

Fixed charges	$62.3

Ratio of earnings to fixed charges	2.65